                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                                   FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
- - --           SECURITIES EXCHANGE ACT OF 1934 [Fee Required]
             For the fiscal year ended December 31, 1993

                                  OR

- - --           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.  [No Fee Required]
             For the transition from             to
                                    ------------  -------------

Commission file number 1-3381
                       ------



                          THE PEP BOYS SAVINGS PLAN
                          -------------------------
                           (Full title of the plan)



                       The Pep Boys - Manny, Moe & Jack
                           3111 W. Allegheny Avenue
                           Philadelphia,  PA  19132
                       ---------------------------------
              (Name of issuer of the securities held pursuant to
                        the plan and the address of its
                         principal executive offices)


       Registrant's telephone number, including area code (215)229-9000



          Notices and Communications from the Securities and Exchange Commission relating to this Report should be forwarded to:





        Michael J. Holden                      Jack H. Nusbaum
        Senior Vice President -                Willkie Farr & Gallagher
          Finance and Treasurer                One Citicorp Center
        The Pep Boys - Manny, Moe & Jack       153 East 53rd Street
        3111 West Allegheny Avenue             New York, NY   10022-4669
        Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN
- - -------------------------
TABLE OF CONTENTS
- - ------------------------------------------------------------------------



                                                                    PAGE
                                                                    ----


INDEPENDENT AUDITORS' REPORT                                          3

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits
       As of December 31, 1993                                        4
   Statement of Net Assets Available for Benefits
       As of December 31, 1992                                        5

   Statements of Changes in Net Assets Available for
       Benefits for the Years Ended December 31, 1993
       and 1992                                                       6

   Notes to Financial Statements                                    7 - 11


SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment
       Purposes as of December 31, 1993                              12

   Item 27d - Schedule of Reportable Transactions for
       the Year Ended December 31, 1993                              13

INDEPENDENT AUDITORS' REPORT


The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plan's management.

The supplemental schedules of: (1) assets held for investment purposes as of December 31, 1993, and (2) reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management.


Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche
Philadelphia, Pennsylvania
April 8, 1994

THE PEP BOYS SAVINGS PLAN
- - -------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993

                                                                           SUPPLEMENTAL INFORMATION
                                                         -----------------------------------------------------------
                                                                              INVESTMENT FUNDS
                                                         -----------------------------------------------------------
                                                              FIXED       INDEX         THE
                                                             INCOME      EQUITY    PEP BOYS   BALANCED          LOAN
                                                               FUND        FUND  STOCK FUND       FUND          FUND          TOTAL
                                                         ----------     -------  ----------   --------    ----------    -----------
ASSETS
- - ----------

INVESTMENTS:
      Fixed Income Fund                                 $17,213,309                                                     $17,213,309
      Index Equity Fund - Vanguard Index Trust                       $2,810,639                                           2,810,639
      The Pep Boys Stock Fund - at market
        (Cost $11,562,432 consisting of 491,430 shares)                         $12,900,047                              12,900,047
      Balanced Fund - State Street Global Advisors                                             $71,618                       71,618
      Loans to participants                                                                               $2,062,390      2,062,390
                                                        -----------  ---------- -----------    -------    ----------    -----------
        Total investments                                17,213,309   2,810,639  12,900,047     71,618     2,062,390     35,058,003


EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
      Fixed Income Fund                                      30,070                                                          30,070
      Index Equity Fund                                                  24,773                                              24,773
      Balanced Fund                                                                             10,427                       10,427

EMPLOYER AND PARTICIPANT RECEIVABLE:
      34,953 shares of The Pep Boys - Manny,
      Moe & Jack common stock, cost $922,115                                        917,525                                 917,525
                                                        -----------  ---------- -----------    -------    ----------    -----------
         TOTAL                                          $17,243,379  $2,835,412 $13,817,572    $82,045    $2,062,390    $36,040,798
                                                        ===========  ========== ===========    =======    ==========    ===========

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
- - -------------------------------------------------

LIABILITIES:
      Employer Loan                                      $2,402,412                                                     $2,402, 412
      Other                                                 213,286      $3,297      $8,868     $1,925    $        -        227,376
                                                         ----------  ---------- -----------    -------    ----------    -----------
      Total Liabilities                                   2,615,698       3,297       8,868      1,925             -      2,629,788

NET ASSETS AVAILABLE FOR BENEFITS                        14,627,681   2,832,115  13,808,704     80,120     2,062,390     33,411,010
                                                        -----------  ---------- -----------    -------    ----------    -----------
      TOTAL                                             $17,243,379  $2,835,412 $13,817,572    $82,045    $2,062,390    $36,040,798
                                                        ===========  ========== ===========    =======    ==========    ===========

See notes to financial statements.
/TABLE

THE PEP BOYS SAVINGS PLAN
- - --------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1992

                                                        -----------------------------------------------
                                                                         SUPPLEMENTAL INFORMATION
                                                        -----------------------------------------------
                                                                            INVESTMENT FUNDS
                                                        -----------------------------------------------
                                                              FIXED       INDEX         THE
                                                             INCOME      EQUITY    PEP BOYS       LOAN
                                                               FUND        FUND  STOCK FUND       FUND         TOTAL
                                                       ------------     -------  ---------- ----------   -----------
ASSETS
- - ------

CASH                                                                               $305,497                 $305,497

INVESTMENTS:
      Fixed Income Fund                                 $12,678,951                                       12,678,951
      Index Equity Fund - Vanguard Index Trust                       $2,178,190                            2,178,190
      The Pep Boys Stock Fund - at market
        (Cost $7,696,135 consisting of 414,442 shares)                            9,583,970                9,583,970
      Loans to participants                                                                 $1,440,818     1,440,818
                                                       ------------     -------  ---------- ----------   -----------
         Total investments                               12,678,951   2,178,190   9,583,970  1,440,818    25,881,929

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
      Fixed Income Fund                                     671,517                                          671,517
      Index Equity Fund                                                   4,458                                4,458

EMPLOYER AND PARTICIPANT RECEIVABLE:
      14,311 shares of The Pep Boys - Manny,
      Moe & Jack common stock, cost $330,843                                        330,933                  330,933
                                                       ------------  ---------- ----------- ----------   -----------
         TOTAL                                          $13,350,468  $2,182,648 $10,220,400 $1,440,818   $27,194,334
                                                       ============  ========== =========== ==========   ===========

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
- - -------------------------------------------------

LIABILITIES:
      Terminations/Hardship Withdrawals Payable            $557,819     $46,301    $258,223                 $862,343
      Other                                                                         305,497                  305,497
                                                        -----------  ---------- ----------- ----------   -----------
           Total Liabilities                                557,819      46,301     563,720                1,167,840

NET ASSETS AVAILABLE FOR BENEFITS                        12,792,649   2,136,347   9,656,680 $1,440,818   $26,026,494
                                                        -----------  ---------- ----------- ----------   -----------
      TOTAL                                             $13,350,468  $2,182,648 $10,220,400 $1,440,818   $27,194,334
                                                        ===========  ========== =========== ==========   ===========

See notes to financial statements.
/TABLE

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1993 AND 1992
                                                       -----------------------------------------------------------------
                                                                             SUPPLEMENTAL INFORMATION
                                                       ----------------------------------------------------------------
                                                                               INVESTMENT FUNDS
                                                       ----------------------------------------------------------------
                                                              FIXED       INDEX         THE
                                                             INCOME      EQUITY    PEP BOYS   BALANCED          LOAN
                                                               FUND        FUND  STOCK FUND       FUND          FUND          TOTAL
                                                       ------------ -----------  ----------  ---------    ----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
      JANUARY 1, 1992                                  $10,263,806  $1,602,924   $7,016,198   $     -     $1,176,435   $20,059,363

      Dividend and interest income                         788,877      56,073       50,726         -              -       895,676

      Interest on loans                                     68,223      15,748       30,024         -              -       113,995
                                                       ------------ -----------  ----------  ---------    ----------   ------------
NET INVESTMENT INCOME                                       857,100     71,821       80,750         -              -     1,009,671

NET REALIZED GAIN ON SALE OF INVESTMENTS
      INVESTMENTS AND UNREALIZED APPRECIATION
      OF INVESTMENTS                                             -      96,768   2,031,417          -             -      2,128,185

CONTRIBUTIONS:
   Participants                                          3,078,590     675,110   1,198,983          -             -      4,952,683
   The Pep Boys - Manny, Moe & Jack                        995,057                 970,056          -             -      1,965,113

TERMINATIONS/HARDSHIP WITHDRAWALS                       (2,112,911)   (267,005) (1,394,306)         -      (314,299)    (4,088,521)

LOANS:
  New Loans                                               (663,351)   (123,467)   (405,073)         -     1,191,891              -
  Principal repayments                                      374,358     80,196     158,655          -      (613,209)             -
                                                         ----------   --------- ----------- ----------   -----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1992                                     12,792,649   2,136,347   9,656,680         -      1,440,818     26,026,494

  Dividend and interest income                           1,050,613      69,852      64,560         62                    1,185,087

  Interest on loans                                         76,775      15,452      37,556        624                      130,407
                                                         ----------  ----------  ----------   --------    ----------  -------------
NET INVESTMENT INCOME                                    1,127,388      85,304     102,116        686              -     1,315,494

NET REALIZED GAIN ON SALE OF
  INVESTMENTS AND UNREALIZED
  APPRECIATION OF INVESTMENTS                                    -     166,767   1,340,465      1,583                    1,508,815

CONTRIBUTIONS:
      Participants                                       2,973,340     782,766   1,982,651     74,732                    5,813,489
      The Pep Boys - Manny, Moe & Jack                      30,070               2,230,162                               2,260,232

TERMINATIONS/HARDSHIP WITHDRAWALS                       (1,734,492)   (248,639) (1,189,172)    (2,097)     (339,114)    (3,513,514)

LOANS:
      New loans                                         (1,055,131)   (197,633)   (575,800)    (1,572)    1,830,136              -
      Principal repayments                                 493,857     107,203     261,602      6,788      (869,450)             -
                                                        -----------   ---------  ----------  ---------    ----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
      DECEMBER 31, 1993                                $14,627,681  $2,832,115 $13,808,704    $80,120    $2,062,390    $33,411,010
                                                       ============ =======================  =========   ===========   ============
See notes to financial statements.
/TABLE

THE PEP BOYS SAVINGS PLAN
- - -------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992

- - ------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investments
     -----------

     Investments in The Pep Boys - Manny, Moe & Jack common stock, Vanguard Index Trust and Balanced Fund are valued at the last reported sales price on the last business day of the period. Investments in Group Annuity Contracts are stated at cost plus accrued interest. (See Note 3.)

     Benefits Payable
     ----------------

     In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1993, net assets available for benefits included benefits of $650,829 due to participants who have withdrawn from participation in the Plan.

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The Pep Boys Savings Plan (the "Plan"), was established on September 1, 1987. The Plan provides an incentive for participating Company employees to increase savings. The Plan was structured to comply with the require-ments of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan on any January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by employees and the Company. Employee contributions, made through salary reduction, may be any whole percentage from 1% to 12% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's contributions or a maximum 3% of the participant's compensation.


     Effective January 1, 1993, Company contributions are deposited in The Pep Boys Stock Fund. Employees age 55 or over have the option to make an irrevocable election to have 100% of the Company's contribution deposited into the Fixed Income Fund.

     Vesting
     -------

     The Plan provides that the participant's contributions are fully vested when made. The Company's contribution for a particular year is made if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31. The Company's contributions are fully vested when made.

     Loan Provisions
     ---------------

     Participants may borrow 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

     Priorities upon Termination
     ---------------------------

     In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Internal Revenue Service has issued a determination letter (March 1,
     1989) indicating that the Plan meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Accordingly, the Plan's related trust is exempt from Federal Taxation under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

     Employee contributions to the Plan, up to $8,728 during 1992 and $8,994 during 1993, are not subject to income tax until their withdrawal from the Plan. As of January 1, 1994, this limit has been increased to $9,240. Additionally, employees are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawal from the Plan.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company.

     The Plan is administered by a Plan Committee of three employees of the Company.


     At April 8, 1994, the members of the Plan Committee and their positions with the Company were:

         Michael J. Holden         Senior Vice President and Chief
                                   Financial Officer & Treasurer

         Roger A. Rendin           Vice President - Human Resources

         Bernard K. McElroy        Assistant Vice President - Finance &
                                   Assistant Secretary


     Under the provisions of ERISA, all of the above individuals are "parties-in-interest."

3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Upon enrollment or re-enrollment, each participant shall direct that his/her contributions be invested in one or more of the following investment programs in increments of 10%.

          Fixed Income Fund
          -----------------

          The Fixed Income Fund has invested in several Group Annuity Contracts issued by insurance companies. The contracts seek to provide a fixed rate of interest for a specific period of time. These investments contractually stipulate a rate of return and do not guarantee a return of principal.

          On April 11, 1991, Executive Life was placed into conservatorship by the State of California at which time the Plan discontinued accruing interest on the investment. On May 22, 1991, the Company guaranteed the Executive Life portion of all participants' account balances as of March 31, 1991. Accordingly, no adjustment has been made to the carrying amount since that date. Under the terms of the Company's guarantee to the participants, proceeds received in excess of the Executive Life Group Annuity Contract will be allocated to the participants' account balances. The Plan had $2,402,412 invested with Executive Life on December 31, 1992 and December 31, 1993. (See
          Note 4).

          Effective July 1, 1992, participants' contributions to this fund are invested in a blended fund comprised of various Group Annuity Contracts. Each contract provides a fixed interest rate in effect until maturity. Individual participants receive a blended rate of interest based upon the overall rate of return.

          Balanced Fund
          -------------

          The Balanced Fund is managed by State Street Bank in Boston, MA, and invests 50% in stocks and 50% in bonds. State Street's S&P 500 Flagship Fund seeks to duplicate the capital growth and dividend income of the Standard and Poor's 500 Composite Stock Price Index. The State Street Daily Bond Market Fund is intended to perform similar to the Lehman Brothers Government/Corporate Bond Index.


          Index Equity Fund
          -----------------

          The Index Equity Fund has invested in the Vanguard Index Trust which seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate.

          The Vanguard Index Trust uses the Standard and Poor's 500 Composite Stock Price Index as the standard comparison and attempts to duplicate the capital growth and dividend income of that Index.

          The Pep Boys Stock Fund
          -----------------------

          This fund is invested in the common stock of The Pep Boys - Manny, Moe & Jack.


          The number of participants in each investment program at December 31, was as follows:



                                                      1993        1992
                                                      ----        ----

          Home Life Insurance Company #GIC958             0       1,228
          Executive Life Insurance Company
            #CG01321A3A                               1,625       1,625
          Massachusetts Mutual Life Insurance
            Company GAC#6260                          2,077       2,451
          Continental Assurance Company
            #GP12674                                  2,880       3,513
          Blended Fund                                4,870       4,176
          Balanced Fund                                 297           0
          Index Equity Fund                           1,804       1,377
          The Pep Boys Stock Fund                     5,220       4,265


          The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

          Investments that represent 5% or more of the net assets available for benefits at December 31, 1993 and 1992 are as follows:

                                             For the Years Ended December 31,
                                                       1993           1992
                                                       ----           ----

          FIXED INCOME FUND:

          Group Annuity Contracts:

            Home Life Insurance Company
              #GIC958                             $          -   $ 1,483,037
            Principal Mutual Life Insurance
              Company #4-8601                        2,718,304             -
            Provident Life and Accident
              Insurance Company #627-05414           4,172,688             -
            Metropolitan Life Insurance
              Company #GAC-13211                     2,689,512     2,498,266
            Massachusetts Mutual Life
              Insurance Company GAC#6260             2,285,988     2,685,289
            Continental Assurance Company
              #GP12674                               2,944,405     3,618,250
            Executive Life Insurance Company
              #CG01321A3A                            2,402,412     2,394,109
                                                   -----------   -----------
                   Total Fixed Income Fund         $17,213,309   $12,678,951

          INDEX EQUITY FUND - Vanguard Index Trust $ 2,810,639   $ 2,178,190

          THE PEP BOYS STOCK FUND - The Pep Boys -
            Manny, Moe & Jack Common Stock         $12,900,047   $ 9,583,970


4.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

     Pursuant to a written agreement between the Company and the Plan Trustees, the Company loaned $2,402,412 in January 1993 to the Trust for the balance invested with Executive Life Insurance Company of California ("Executive Life") (see Note 3). Under the provisions of ERISA, the Company is a "party-in-interest". The Plan's counsel has determined that this loan transaction between the Trust and the Company does fall within the scope of Prohibited Transactions Class Exemption 80-26. In addition, the Company has entered into a closing agreement with the Internal Revenue Service pursuant to Revenue Procedure 92-16. This agreement states that, subject to certain conditions, which the plan administrator indicates have been met, the loan transaction will not cause the Plan to fail to meet the qualification requirements of the Internal Revenue Code and will not result in the imposition of excise taxes under Code Sections 4980 and 4972. This agreement also indicates that should there be a shortfall in amounts ultimately recovered, the Company may treat such shortfall as a tax deductible contribution.

                            ************************

THE PEP BOYS SAVINGS PLAN
- - -------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 1993
- - ------------------------------------------------------------------------------



                                                                  Current
                                                       Cost        Value
                                                      -------     -------


FIXED INCOME FUND:

   Group Annuity Contracts:

     Principal Mutual Life Insurance
       Company #4-8601                            $ 2,718,304    $ 2,718,304
     Provident Life and Accident Insurance
       Company #627-05414                           4,172,688      4,172,688
     Metropolitan Life Insurance Company
       #GAC-13211                                   2,689,512      2,689,512
     Massachusetts Mutual Life Insurance
       Company GAC #6260                            2,285,988      2,285,988
     Continental Assurance Company
       #GP12674                                     2,944,405      2,944,405
     Executive Life Insurance Company
       #CG01321A3A                                  2,402,412      2,402,412
                                                  -----------    -----------
           Total Fixed Income Fund                 17,213,309     17,213,309



INDEX EQUITY FUND - Vanguard Index Trust            2,644,043      2,810,639

THE PEP BOYS STOCK FUND - The Pep Boys -
  Manny, Moe & Jack Common Stock                   11,562,432     12,900,047

BALANCED FUND - State Street's
  Daily Bond Market Fund and
  S&P 500 Flagship Fund                                70,217         71,618

LOANS TO PARTICIPANTS                               2,062,390      2,062,390
                                                  -----------    -----------

TOTAL INVESTMENTS                                 $33,552,391    $35,058,003
                                                  ===========    ===========

THE PEP BOYS SAVINGS PLAN
- - -------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1993

- - ------------------------------------------------------------------------------



Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 1993:




                                                                 Cost of
                                                                  Asset
                                                                 -------


Purchases
- - ---------

Principal Mutual Life Insurance Company #4-8601                 $2,661,581

Provident Life and Accident Insurance Company
  #627-05414                                                     4,083,584

The Pep Boys - Manny, Moe & Jack Common Stock                    1,993,543


Sales
- - -----
Home Life Insurance Company #GIC958                             $1,539,336




Individual transactions in 1993 involving the same security exceeding 5% of net assets at January 1, 1993:


                                                                 Cost of
                                                                  Asset
                                                                 -------

Purchases
- - ---------
Principal Mutual Life Insurance Company #4-8601                 $1,414,244

Provident Life and Accident Insurance Company
   #627-05414                                                    2,895,000


Sales
- - -----

Home Life Insurance Company #GIC958                             $1,414,244

                                   SIGNATURES







    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.





                                               THE PEP BOYS SAVINGS PLAN
                                               -------------------------






      DATE:  June 21, 1994                   BY: \s\ Bernard K. McElroy
            ----------------------               ----------------------------
                                                      Bernard K. McElroy
                                                 Member of the Administrative
                                                          Committee

                                EXHIBIT INDEX
                                =============





       Exhibit No.                      Item                            Page
       -----------                      ----                            ----

          24.1                Consent of Deloitte & Touche               15